NICE Systems Limited         > T 972 9 775 3777 F  972 9 743 4282 > Insight from
8 Hapnina Street POB 690     E info@nice.com                        Interactions
Ra'anana 43107 Israel


  NICE Announces Filing of $220 Million Universal Shelf Registration Statement

Ra'anana, Israel, August 28, 2005 - NICE Systems (NASDAQ: NICE), a global provider of advanced solutions that enable organizations to extract Insight from Interactions,(TM) today announced that it filed a universal shelf registration statement on Form F-3 with the Securities and Exchange Commission to allow it to offer from time to time in the future up to $220 million of various types of NICE securities, including ADSs, senior and subordinated debt securities, purchase contracts, units and warrants.

The shelf registration statement, when effective, will allow NICE to sell, from time to time in one or more offerings, up to an aggregate value of $220 million, which will allow NICE to access the capital markets periodically in the future. The terms of any offering under the registration statement will be established at the time of the offering and set forth in a prospectus supplement. A copy of any such prospectus supplement, when available, may be obtained from the Secretary of NICE at 8 Hapnina Street, Ra'anana, Israel.

NICE expects to use the net proceeds from offerings under the universal shelf registration statement on Form F-3 in connection with its strategic plan, including the financing of acquisitions and other business combinations, and general corporate purposes, including capital expenditures, working capital, and repayment or reduction of long-term and short-term debt.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.



About NICE
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions, based on advanced content analytics - of telephony, web, radio and video communications. NICE's solutions improve business and operational performance, as well as security. NICE has over 23,000 customers in 100 countries, including the world's top 10 banks and over 75% of the Fortune 100 companies. More information is available at www.nice.com.


Media
Galit Belkind             NICE Systems                        +1 877 245 7448
                          galit.belkind@nice.com
Investors
Amit Scheinmann           NICE Systems                        +1 877 245 7449
                          ir@nice.com



Trademark Note: 360(0) View, Agent@home, Big Picture Technology(R), Executive Connect(R), Executive Insight*, Experience Your Customer(R), Investigator, Last Message Replay, Lasting Loyalty, Listen Learn Lead(R), MEGACORDER, Mirra(R), My Universe, NICE(R), NiceAdvantage(R), NICE Analyzer, NiceCall(R), NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog(R), NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse(R), NiceUniverse LIVE, NiceVision(R), NiceVision ALTO, NiceVision Harmony(R), NiceVision Mobile(R), NiceVision Pro(R), NiceVision Virtual(R), NiceWatch, Renaissance(R), Scenario Replay, Secure Your Vision, Tienna(R), TrunkNet(R), Universe(R), Wordnet(R) and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*In Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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